Ladenburg Thalmann & Co. Inc.

640 Fifth Avenue, 4th Floor

New York, New York 10019

February 5, 2024

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Peraso Inc.

Registration Statement on Form S-1 (Registration No. 333-276247)

Concurrence in Acceleration Request

Ladies and Gentlemen:

Ladenburg Thalmann & Co. Inc. (“Ladenburg”), as representative of the underwriters for the referenced offering, hereby concurs in the request by Peraso Inc. that the effective date of the above-referenced registration statement be accelerated to 9:00 a.m. (Eastern Time), or as soon as practicable thereafter, on February 6, 2024, pursuant to Rule 461 under the Securities Act. Ladenburg affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

LADENBURG THALMANN & CO. INC.

By:	/s/ Nicholas Stergis
	Name:	Nicholas Stergis
	Title:	Managing Director